Exhibit 99.1

Uranium Royalty Corp. Announces Approval for Listing on the

Nasdaq Under the Symbol “UROY” and Inaugural Trading Date

Vancouver, Canada (April 27, 2021) – Uranium Royalty Corp. (TSX-V: URC) (“Uranium Royalty” or the “Company”) is pleased to announce that the Company has received approval from the Nasdaq Stock Market LLC (the “Nasdaq”) to list its issued and outstanding common shares (“Common Shares”) on the Nasdaq Capital Market.

Uranium Royalty’s Common Shares are expected to commence trading on the Nasdaq Capital Market at the open of market trading on April 28, 2021 under the trading symbol “UROY”.

Scott Melbye, CEO of Uranium Royalty, commented: “We are pleased to announce our listing on the Nasdaq, which as a national U.S. securities exchange is home to companies that are at the forefront of the electrification and decarbonization megatrends. In addition to being the world’s first pure play uranium royalty business, we will have the unique position of being the only uranium-focused company on the Nasdaq. This capital markets positioning will provide us with enhanced access to one of the world’s largest and most liquid equity markets, while assisting in building a more diversified shareholder base.”

Mr. Melbye continued: “As the world aims to achieve net zero emissions by 2050 and cleaner alternatives for power generation, we expect to see significant growth in demand for uranium to generate baseload electricity. With a diversified portfolio of uranium royalties on world class mines, exploration and development stage projects, along with investments in physical uranium, we believe Uranium Royalty offers unparalleled exposure to rising uranium prices and a foundation to continue on our growth trajectory in the future.”

The Company’s Common Shares will continue to be listed on the TSX Venture Exchange under the symbol “URC”.

About Uranium Royalty Corp.

Uranium Royalty Corp. (TSX-V: URC) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. URC intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking statements”, including those regarding the expected listing on the Nasdaq, including the anticipated listing date, proposed acquisitions and expectations regarding uranium demand and the outlook for nuclear energy. Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking statements, including, without limitation, the listing of the Common Shares on the Nasdaq is subject to satisfaction of the Nasdaq’s listing requirements, any inability to satisfy conditions to completion of the Company’s recently announced royalty or physical uranium acquisitions or to complete any of the transactions as contemplated or at all, any ability for the Company to obtain necessary financing to execute its plans on acceptable terms or at all, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in the Company’s Annual Information Form for the year ended April 30, 2020 and other disclosure documents, available on SEDAR at www.sedar.com. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.